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                         ANNUAL STEP DEATH BENEFIT RIDER


THIS RIDER IS EFFECTIVE ON THE RIDER DATE. ELECTION OF THIS RIDER IS IRREVOCABLE AND MAY ONLY BE TERMINATED AS PROVIDED IN THE TERMINATION PROVISIONS BELOW. IT IS A PART OF, AND SUBJECT TO, THE OTHER TERMS AND CONDITIONS OF THE CONTRACT.

DEFINITIONS

ANNUAL STEP DEATH BENEFIT      The Annual Step Death Benefit is the greatest
                               Anniversary Value after the Rider Date and prior to the oldest Owner's attained age 81. The
                               Anniversary Value is equal to the Contract Value on a Contract Anniversary, increased by all Payments made, less any amount deducted in connection with partial withdrawals, since that Contract Anniversary. If the oldest Owner is age
                               80 or older on the Rider Date, the Annual Step
                               Death Benefit is zero.

RIDER DATE                     The date of issue of this Rider, as specified on
                               the Specifications Page.

DEATH BENEFIT

On the death of any Owner prior to the Maturity Date, a Death Benefit will be determined as of the date on which written notice and proof of death and all required claim forms are received at the Company's Annuity Service Office. The Death Benefit will be determined as the greatest of:

a) The Death Benefit described under "Death Benefit Before Maturity Date" in the Contract;

b) The Contract Value;

c) The sum of all Payments made, less any amount deducted in connection with partial withdrawals; or

d) The Annual Step Death Benefit.

If the Beneficiary is the deceased Owner's Spouse, the Contract and this Rider will continue with the surviving spouse as the new Owner. Upon the death of the surviving spouse prior to the Maturity Date, a second Death Benefit will be paid and the entire interest in the Contract must be distributed to the new Beneficiary in accordance with the provisions of the Contract. For purposes of calculating the Death Benefit payable upon the death of the surviving spouse, the Death Benefit paid upon the first Owner's death will be treated as a Payment to the Contract. This Payment will not be included in cumulative Payments and is not eligible for a Payment Enhancement. In addition, all Payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in determination of the Death Benefit. In determination of the Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date of the first Owner's death.

DEATH BENEFIT RIDER FEE

To compensate us for assuming mortality risks associated with the Death Benefit Rider, We deduct from each variable Investment Option a Death Benefit Rider Fee each Valuation Period at an annual rate set forth on the Specifications Page. The Death Benefit Rider Fee increases the Asset Fee described in Part 11, Fees and Deductions, in the Contract.

TERMINATION

This Rider will only terminate upon the earliest of (a) the date the Contract terminates, (b) the Maturity Date, or (c) the date on which the Death Benefit described in this Rider is paid.
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MISCELLANEOUS

Except as modified by this Rider, the Definitions, General Provisions and Ownership sections of the Contract also apply to this Rider. If this Rider is added after the Contract Date, its effective date will be the Rider Date stated in the Specifications Page. If this Rider is added at the time the Contract is issued, it will be effective on the Contract Date.


THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

/s/ David W. Libbey
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    David W. Libbey

[MANUFACTURERS LIFE INSURANCE LOGO]

Vice President, Treasurer & CFO